UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Mediacom Communications Corporation
(Name of issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

58446K 10 5
(CUSIP number)

February 13, 2009
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

□ **Rule 13d-1 (b)**
□ **Rule 13d-1 (c)**
⊠ **Rule 13d-1 (d)**

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

01. **Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons**

Morris Communications Holding Company, LLC

02. **Check the Appropriate Box if a Member of a Group**

a) ☐   (b) ☐

03. **SEC Use Only**

04. **Citizenship of Place of Organization**

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	**Sole Voting Power**	0	Class A Common
	6.	**Shared Voting Power**	0	
	7.	**Sole Dispositive Power**	0	Class A Common
	8.	**Shared Dispositive Power**	0	

09. **Aggregate Amount Beneficially Owned by Each Reporting Person**

0   Class A Common

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares**

11. **Percent of Class Represented by Amount in Row (9)**

0.0%

12. **Type of Reporting Person**

OO

01.   **Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons**

Shivers Investments, LLC

02.   **Check the Appropriate Box if a Member of a Group**

a) ☐   (b) ☐

03.   **SEC Use Only**

04.   **Citizenship of Place of Organization**

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0	Class A Common
	6.	Shared Voting Power	0	
	7.	Sole Dispositive Power	0	Class A Common
	8.	Shared Dispositive Power	0	

09.   **Aggregate Amount Beneficially Owned by Each Reporting Person**

0   Class A Common

10.   **Check if the Aggregate Amount in Row (9) Excludes Certain Shares**

11.   **Percent of Class Represented by Amount in Row (9)**

0.0%

12.   **Type of Reporting Person**

OO

01. **Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons**

Shivers Trading & Operating Company

02. **Check the Appropriate Box if a Member of a Group**

a) ☐   (b) ☐

03. **SEC Use Only**

04. **Citizenship of Place of Organization**

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With				
	5.	**Sole Voting Power**	0	Class A Common
	6.	**Shared Voting Power**	0	
	7.	**Sole Dispositive Power**	0	Class A Common
	8.	**Shared Dispositive Power**	0	

09. **Aggregate Amount Beneficially Owned by Each Reporting Person**

0   Class A Common

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares**

11. **Percent of Class Represented by Amount in Row (9)**

0.0%

12. **Type of Reporting Person**

OO

01.   **Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons**

     William S. Morris III

02.   **Check the Appropriate Box if a Member of a Group**

     a) ☐   (b) ☐

03.   **SEC Use Only**

04.   **Citizenship of Place of Organization**

     Georgia

Number of Shares Beneficially Owned by Each Reporting Person With				
	5.	**Sole Voting Power**	105,500	Class A Common
	6.	**Shared Voting Power**	0	
	7.	**Sole Dispositive Power**	105,500	Class A Common
	8.	**Shared Dispositive Power**	0	

09.   **Aggregate Amount Beneficially Owned by Each Reporting Person**

     105,500   Class A Common

10.   **Check if the Aggregate Amount in Row (9) Excludes Certain Shares**

11.   **Percent of Class Represented by Amount in Row (9)**

     0.37%

12.   **Type of Reporting Person**

     IN

Item 1(a).   Name of Issuer:

Mediacom Communications Corporation (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 100 Crystal Run Road, Middletown, New York 10941.

Item 2(a).   Name of Person Filing:

This statement is filed on behalf of Morris Communications Holding Company, Shivers Trading & Operating Company, and Shivers Investments, LLC and William S. Morris III, who along with his spouse, controls each of Morris Communications Holding Company, LLC, Shivers Trading & Operating Company and Shivers Investments, LLC (collectively, the "Reporting Persons").

Item 2(b).   Address of Principal Business Office or, if none, Residence:

The principal place of business of the Reporting Persons is 725 Broad Street, Augusta, Georgia 30901.

Item 2(c).   Citizenship:

The Reporting Persons are two Georgia limited liability companies, a Georgia corporation and an individual resident of the State of Georgia and United States citizen.

Item 2(d).   Title of Class of Securities:

The title of the securities is Class A Common Stock (the "Class A Common Stock").

Item 2(e).   CUSIP Number:

The CUSIP number of the Class A Common Stock is 58446K10 5.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act;

(b) ☐ Bank as defined in section 3(a) (6) of the Act;

(c) ☐ Insurance Company as defined in section 3(a) (19) of the Act;

(d) ☐ Investment Company registered under section 8 of theInvestment Company Act of 1940;

(e) ☐ Any investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h) ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(I) ☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940;

(j) ☐ Group in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box: ☐

Item 4.   Ownership.

(a)   Amount beneficially owned:

On September 7, 2008, Mediacom Communications Corporation (the "Issuer") entered into a Share Exchange Agreement (the "Exchange Agreement") with Shivers Investments, LLC ("Shivers") and Shivers Trading & Operating Company ("STOC"), pursuant to which Shivers exchanged all 28,309,674 shares of the Issuer's Class A common stock owned by Shivers for all the outstanding shares of stock of a wholly owned subsidiary of the Issuer. Both STOC and Shivers are affiliates of Morris Communications Holding Company, LLC ("Morris Communications"), and STOC, Shivers and Morris Communications are controlled by William S. Morris III. Closing of the Share Exchange Agreement occurred on February 13, 2009 (the "Closing"). Thus, Morris Communications, Shivers, and STOC no longer have any beneficial ownership interest in the Issuer's Class A common stock.

William S. Morris III beneficially owns 105,500 shares of the Issuer's Class A common stock which includes 12,500 restricted stock units (RSUs) vested prior to Closing, 10,000 RSUs vested on the date of Closing, 63,000 Class A common stock options vested prior to Closing, and 20,000 Class A common stock options vested on the date of Closing. Thus, Mr. Morris beneficially owns a total of 105,500 shares of the Issuer's Class A common stock as a result of fully vested RSUs and stock options.

(b)   Percent of class:

Morris Communications Holding Company, LLC, Shivers Trading & Operating Company, and Shivers Investments, LLC own 0.0% of the outstanding shares of Class A common stock.

William S. Morris III beneficially owns 0.37% of the outstanding shares of the Issuer's Class A common stock.

c)   Number of shares as to which such person has:

 (i)   Sole power to vote or to direct the vote:

Neither Morris Communications, Shivers Investments, nor Shivers Trading & Operating Company has the sole power to vote or to direct the vote of any of the Issuer's Class A common stock.

William S. Morris III has the sole power to vote or to direct the vote of 105,500 shares of the Issuer's Class A common stock.

(ii)   Shared power to vote or to direct the disposition of:

Not applicable.

(iii)   Sole power to dispose or to direct the disposition of:

Neither Morris Communications, Shivers Investments, nor Shivers Trading & Operating Company has the sole power to dispose or direct the disposition of any of the Issuer's Class A common stock.

William S. Morris III has the sole power to dispose of or direct the disposition of 105,500 shares of the Issuer's Class A common stock.

(iv)   Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.   **Ownership of Five Percent or Less of a Class.**

If this statement if being filed to report the fact that as of thed date hereof the reporting person has ceased
to be the beneficial owner of more than 5 percent of the class of securities, chech the following: ☒

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**

Not applicable.

Item 8.   **Identification and Classification of Members of the Group.**

Not applicable.

Item 9.   **Notice of Dissolution of Group.**

Not applicable.

Item 10.   **Certification.**

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

MORRIS COMMUNICATIONS HOLDING COMPANY, LLC

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

SHIVERS INVESTMENTS, LLC

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

SHIVERS TRADING & OPERATING COMPANY

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

/s/ William S. Morris III

William S. Morris III